FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2012 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On September 3, 2012, the registrant announces its CEO, Mr. Russell Ellwanger, presented at the Tel Aviv Stock Exchange for the Israeli Capital Market. Presentation included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 3, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

#1 Specialty Foundry
and Growing
TASE Conference | September 2012
Russell Ellwanger, CEO

Safe Harbor and Disclaimers
This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation
Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.
All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies from Tower’s merger with Jazz or TowerJazz Japan, customer benefits, costs savings, financial guidance, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, as well as other risks applicable to the companies’
business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause the companies’ respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the companies’ results of operations or financial condition. Tower is providing this information as of the date of this presentation and Tower does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.
A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect the companies’ business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-4, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority and Jazz’s most recent filings on Forms 10
-K and 10-Q, as were filed with the SEC. Actual results may differ materially from those projected or implied by such forward-looking statements. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained therein.

Past, Present, Future

PAST

5
∞
• $94M annual revenue
• $560M debt due from 2006
• Less than $20M cash
• Negative EBITDA
• Negative cash flow from operations
• 1 site
• 1 customer in Fab2 which was unrelated party
• Negative CF at full utilization (low capacity)

700
600
500
400
300
200
100
0
2005
Specialty
CMOS

TOWERJAZZ

Past
• Low Value Add
• 2nd/ 3rd Source
• Q/Q price negotiations
• No Specialty (mainly digital)

700
600
500
400
300
200
100
0
CMOS
SPECIALTY
2005
2007
2009
2010
2011
RF CMOS
SiGe
TOPS
IDM
Imager
Power
MEMS
A&D
CMOS

TOWERJAZZ

Past to Present
• 2008 - major shift from digital 2nd source to analog
 value add provider
 – fueled by the Jazz merger

700
600
500
400
300
200
100
0
$M
102
187
231
252
299
509
611
2005
2006
2007
2008
2009
2010
2011

TOWERJAZZ

Present
• 2010 - breaking $500 million of revenues, became #1
 specialty, giving us different brand in the eyes of
 premier 1st tier customers (such as Samsung).

($ MM)	2005A		2006A		2007A		2008A		2009A		2010A		2011[1]	
A	TSMC	8,217	TSMC	9,748	TSMC	9,813	TSMC	10,253	TSMC	9,026	TSMC	13,307	TSMC	14,600
B	UMC	3,259	UMC	3,670	UMC	3,755	UMC	2,939	UMC	2,755	UMC	3,965	UMC	3,760
C	SMIC	1,171	Chartered	1,528	SMIC	1,560	Chartered	1,778	Chartered	1,448	GlobalFoundries	3,510	GlobalFoundries	3,580
D	Chartered	1,132	SMIC	1,465	Chartered	1,445	SMIC	1,148	SMIC	1,068	SMIC	1,555	SMIC	1,315
1	Vanguard	353	Dongbu	456	Vanguard	485	Vanguard	515	Dongbu	395	**TowerJazz**	**509**	**TowerJazz**	**611**
2	Dongbu	347	Vanguard	398	X-Fab	410	Dongbu	433	Vanguard	382	Vanguard	505	Vanguard	519
3	HHNEC	313	SSMC	325	Dongbu	405	X-Fab	370	**TowerJazz**	**299**	Dongbu	495	Dongbu	500
4	SSMC	280	HHNEC	315	SSMC	350	HHNEC	290	X-Fab	223	SSMC	330	SSMC	345
5	He Jian	250	X-Fab	290	HHNEC	345	**TowerJazz**	**252**	HHNEC	220	X-Fab	320	HHNEC	335
6	X-Fab	202	He Jian	290	He Jian	330	He Jian	222	Grace	203	HHNEC	295	WIN	300
7	Jazz	199	Jazz	213	**Tower**	**231**	Grace	219	He Jian	195	Grace	260	X-FAB	285
8	Mosel-Vitelic	140	Grace	191	Grace	214	Silterra	192	Silterra	160	WIN	221	Grace	280
9	Silterra	130	**Tower**	**187**	Jazz	207	SSMC	176	SSMC	144	Altis	215	LFoundry	220
10	ASMC	114	ASMC	170	Silterra	185	CSMC	139	CSMC	NA	He Jian	205	Altis	215
11	Grace	110	Silterra	155	ASMC	170	ASMC	137	ASMC	NA	Silterra	200	He Jian	210
12	**Tower**	**102**	Mosel-Vitelic	155	Mosel-Vitelic	157	Episil	103	Episil	NA	ASMC	150	Silterra	205
13	Polar Semi.	90	CSMC Tech.	114	CSMC Tech.	155	1st Silicon	0	1st Silicon	0	Mosel-Vitelic	80	ASMC	160
14	CSMC Tech.	78	Polar Semi.	95	Polar Semi.	105	Mosel-Vitelic	0	Mosel-Vitelic	0	XinXin	75	XinXin	89
15	1st Silicon	71	1st Silicon	0	1st Silicon	0	-	-	-	-	-	-	Mosel-Vitelic	85
16+	Others	105	Others	139	Others	163	Others	NA	Others	NA	Others	204	Others	245

11 vs 05	
TowerJazz	**499%**
Grace	155%
TSMC	78%
Silterra	58%
Vanguard	47%
Dongbu	44%
X-Fab	41%
ASMC	40%
SSMC	23%
UMC	15%
SMIC	12%
HHNEC	7%
He Jian	-16%
Mosel-Vitelic	-39%

Note
1. Source: IC Insights, Company reports, SemiMD January 2012
Foundry Revenue Landscape: Consistent superior performance

SAMSUNG

SAMSUNG ELECTRO-MECHANICS

TOWERJAZZ

MOU for 700V Power BCD strategic partnership

TOWERJAZZ

Samsung Selects TowerJazz’s “unrivaled” 700V Power Technology
Platform for its Next Generation High Voltage Products
Power Management IC Market Estimated at $14.6B in 2013 according to iSuppli
Samsung Electro-Mechanics Vice President Dr. Jae Shin Lee
and TowerJazz Chief Executive Officer, Mr. Russell Ellwanger
MIGDAL HAEMEK, Israel and SEOUL, Korea, September 5, 2011 - TowerJazz, the global specialty foundry leader, and Samsung Electro-Mechanics, today announced they have signed a Memorandum of Understanding (MOU) to develop and volume produce a variety of product families based on TowerJazz’s 700V (TS100PM) power management process.
“We chose to work with TowerJazz on our next-generation
of high voltage products because of their superior 700V
technology which is unrivaled by other foundries. We
were looking for a true partner who would be committed to
our success and provide excellent support and the required
manufacturing capacity,” said Samsung Vice President
Dr. Jae Shin Lee. “TowerJazz is well-known in Korea,
especially in the power management market, and we are
looking forward to our collaboration on many high volume
products.”

Net Debt to EBITDA Ratio

14
12
10
8
6
4
2
0
2005
2012

11
∞
• Over $640M revenue run-rate
• Positive $170M EBITDA
• 3 sites with 4 manufacturing facilities
• 120 customers in volume production, all are
unrelated parties
• 50 customers in Fab2

$M
700
600
500
400
300
200
100
0
102
187
231
252
299
509
611
2005
2006
2007
2008
2009
2010
2011

TOWERJAZZ

Present
• 2010 - breaking $500 million of revenues, gave us
 different brand in the eyes of premier 1st tier
 customers (such as Samsung).
• We now supply to the top market leaders in every one
 of our chosen business segments, e.g. FEM and X-ray

$7.5
$6.0
$4.5
$3.0
$1.5
$0.0
TAM ($ B)
2010
2014
22% CAGR
15% CAGR
Tablets
ASMs
GPS
WLAN
Incremental TAM
Core Mobile Market

Multiple Drivers of Strong Long Term TAM Growth

TOWERJAZZ

Front-End Module

SST
SST25VF080B
1 MB Serial Flash
SAMSUNG
Application
Processor and
DDR SDRAM
ST MICROELECTRONICS
LIS331 DL
Accelerometer
INFINEON
SMP3i
SMARTi Power
Management IC
SKYWORKS
SKY77340
Power Amp. Module
INFINEON
UMTS Transceiver
NATIONAL
SEMICONDUCTOR
LM2512AA
Display Interface
TRIQUINT
TQM666032
WCDMA/HSUPA
Power Amp.
TRIQUINT
TQM676031
WCDMA/HSUPA
Power Amp.
BROADCOM
BCM5974
Touchscreen
Controller
TRIQUINT
TQM616035
WCDMA/HSUPA
Power Amp.
NUMONYX
PF38F3050M0Y0CE
16 MB NOR + 8 MB
Pseudo - SRAM
WOLFSON
WM6180C
Audio Codec
Semiconductor insights
INFINEON
PMB2525
Hammerhead II GPS
LINEAR TECHNOLOGY
LTC4088-2
Battery Charger/
USB Controller
NXP
Power Management
INFINEON
Digital Baseband
Processor

Front-End-Module Business Growth
PA
GaAs or SiGe
PA Control
RF CMOS
Switch
GaAs or SOS,
or SOI CMOS
Front End
Module
Transceiver: RF CMOS
3G iPhone
Antenna
FEM:
The heart of every mobile
communication platform

SST
SST25VF080B
1 MB Serial Flash
SAMSUNG
Application Processor and DDR SDRAM
ST MICROELECTRONICS
LIS331 DL
Accelerometer
INFINEON
SMP3i
SMARTi Power Management IC
SKYWORKS
SKY77340
Power Amp. Module
INFINEON
UMTS Transceiver
NATIONAL SEMICONDUCTOR
LM2512AA
Display Interface
TRIQUINT
TQM666032
WCDMA/HSUPA
Power Amp.
TRIQUINT
TQM676031
WCDMA/HSUPA
Power Amp.
BROADCOM
BCM5974
Touchscreen Controller
TRIQUINT
TQM616035
WCDMA/HSUPA
Power Amp.
NUMONYX
PF38F3050M0Y0CE
16 MB NOR + 8 MB Pseudo - SRAM
WOLFSON
WM6180C
Audio Codec
Semiconductor insights
INFINEON
PMB2525
Hammerhead II GPS
LINEAR TECHNOLOGY
LTC4088-2
Battery Charger/ USB Controller
NXP
Power Management
INFINEON
Digital Baseband Processor

Front-End-Module Business Growth
PA
GaAs or SiGe
PA Control
RF CMOS
Switch
GaAs or SOS, or
SOI CMOS
Front End
Module
Transceiver: RF
CMOS
3G iPhone
Antenna
 Skyworks (#1 at ~50% market share)
 o TowerJazz chosen as “Foundry Supplier of the Year” 2008, 2009, 2010, and 2011
 Innovation Award
TowerJazz Receives Innovation Award from Skyworks Solutions
Recognized for innovations in technology - February 27, 2012

SiGe PA
SOI Switch
Control
TowerJazz Revenue
2012
2013
2014

Potential FEM Market Growth for TJ
Increase in served
market with establish
customers

4/3”
1”
35 mm
APS (3:2)
2/3”
1/4”
1/3”
1/2”
1/10”
48x36
Consumer
Prosumer
Photography
Professional
Photography
Studio & High End Photography
Large Industrial, Scientific, Space
Industrial,
Machine Vision,
Bar-Code
“Cameras” application range
8” wafer size
Small Medical
Medical (X-ray)
6” Wafer Size
645

4/3”
1”
35 mm
APS (3:2)
2/3”
1/4”
1/3”
1/2”
1/10”
48x36
Consumer
Prosumer
Photography
Professional
Photography
Studio & High End Photography
Large Industrial, Scientific, Space
Industrial,
Machine Vision,
Bar-Code
“Cameras” application range
8” wafer size
Small Medical
Medical (X-ray)
6” Wafer Size
645

Dental X-Ray CMOS Sensors
19
• Market Leader for dental x-ray CMOS sensors
 – Sole supplier to 4 of top 5 providers protected with strong
 IP
 – Non seasonal, high margins, growth market
• Intra-Oral / Panoramic / Coned Beam CT (CBCT) / Cephallography
• Global Customer base: US, Europe and Asia
Panoramic X-Ray
CBCT (dental CT)

700
600
500
400
300
200
100
0
$M
102
187
231
252
299
509
611
2005
2006
2007
2008
2009
2010
2011

TOWERJAZZ

Present
  of premier 1st tier customers
 (such as Samsung).
• Nishiwaki factory, purchased with a sound business
 model, provides capacity for large customer growth.

Japan Acquisition
• Micron 3 years take-or-pay
• Already gained business from multiple Japanese IDMs
• 47 Active Customers from Korea

Future
• Continue market growth within FEM, power
 management, high end image sensor, IDM transfer
 and JDPs and within specific MEMS opportunities.

2009
2010
2011
2012
3500
3000
2500
2000
1500
1000
500
0
Fab#1
Fab#2
Fab#3
Fab#4

TOWERJAZZ

H1’12 - # of masks entering the factories

MEMS

"MEMS to top $20 billion in 5 years, with double-digit growth" - Yole 7/6/12

US$M
25,000
20,000
15,000
10,000
5000
0
13% CAGR
2011
2012
2013
2014
2015
2016
2017
Others
Oscillators
RF MEMS
Microfluidics
Optical MEMS
Micro displays
Uncooled IR
Combos
Compasses
Gyroscopes
Accelerometers
Microphones
Pressure sensors
InkJet heads

MEMS are a major driving innovation across a broad new diverse set of product categories in contrast to rapid commoditization occurring in Digital/CMOS world
✓
✓
✓
✓
✓

MEMS
• Entered multiple engagements with
 organic growth potential of $100M per
 annum.
• One recently qualified customer now
 entering dual site special engagement
 model.

Future
• Continue market growth within FEM, power
 management, high end image sensor, IDM transfer
 and JDPs and within specific MEMS opportunities.
• Entrance into 300mm with the presented India deal
 or other such initiatives. Awaiting government
 approval.
• Continued focus to achieve the $1B annual revenues.

TowerJazz Was Chosen by Vishay Intertechnology for High
Volume Manufacturing Engagement Through 2018

The Agreement Includes:
•Two Product Families to be Manufactured at TowerJazz’s Japanese Factory;
•Additional New Product Families to be Manufactured at both TowerJazz Israeli Factories;
•Super Junction Families Utilizing a Large Jointly Built Epitaxial Growth Center in the Israeli
Facility;
•Under the New Engagement, Vishay Will Commit to High Volume Production at Towerjazz's
Fabs and TowerJazz Will Secure Capacity to Vishay-Siliconix

MIGDAL HAEMEK, Israel - September 03, 2012 - TowerJazz, the global specialty foundry leader, announced today the expansion of its business relationship with Vishay-
Siliconix with a five-year agreement under the terms of which TowerJazz will manufacture two Vishay Siliconix product families at TowerJazz’s Japanese facility (Fab
4) as well as multiple Vishay Siliconix product families at TowerJazz’s Fabs 1 and 2 in
Migdal HaEmek, Israel.

The new collaboration in Japan will enable TowerJazz to have a steady baseline revenue with a long-term, strategic customer at the Japanese fab, in addition to multiple other IDM deals the company is currently engaged in.

Summary
• We have been the #1 growth foundry over the past 5
 years AND became the #1 specialty foundry by revenue
 in 2010 and expanded the lead in 2011.
• We target to continue to lead the specialty market over
 the next years by
 1. Growing specialized capabilities in sync with our customers immediate to long term needs
 2. Providing an environment enabling impassioned employees
 3. Innovative business initiatives

Summary
• A major shareholder, Hevra LeIsrael, has voiced
 continued belief and support in the company and
 activities for long term strategic holding.
• Back to trade in Nasdaq main list with large US funds
 being interested in the company and increasing
 position
 – Set for a NDR in NY and Boston by the end of this month
 set by one of our US covering analyst banks.

Thank You